OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Senclo LLC

1012 N. 37th St
Renton, WA 98056

https://www.senclo.com

5000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 66,875* units ($107,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 6,250 units ($10,000)

Company	Senclo LLC
Corporate Address	1012 N. 37th st Renton Wa 98056
Description of Business	Senclo is an IOT company based in Seattle, Washington that offers smart home technology to help automate your living experience
Type of Security Offered	Membership Unit
Purchase Price of Security Offered	**Initial 30 day period:** $1.60 / Unit **After 30 days:** $2 / Unit
Minimum Investment Amount (per investor)	**After 30 days:** $500.00

<u>Perks*</u>

$500+ If you invest $500, you will receive a Fi Mini.

$1,000+ If you invest $1000, you will receive a Fi Controller.

$5,000+ If you invest $5000, you will receive a Fi Controller.

$10,000+ If you invest $10,000, you will receive all perks from the $5,000 level, plus an Senclo shop tour and dinner with the founders (travel and lodging not included).

**All perks occur after the offering is completed*

<u>The 10% Bonus for StartEngine Shareholders</u>

Senclo will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the

StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 50 units at $2 / unit, you will receive 5 bonus units, meaning you'll own 55 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Senclo is an IOT development company based in Seattle, Washington that offers smart home technology to help automate your living experience. Our first product is the Universal Smart Garage controller that will allow users to upgrade their existing garage to make it smart.

Sales, Supply Chain, & Customer Base

Senclo gets its revenue from sales on Amazon and on its home page www.senclo.com. Our customer acquisition strategy consist of 2 primary channels: (1) Paid channels like searches on amazon and google and social platforms like Facebook. (2) Strategic partners with home builders, garage door installers and Home Improvement stores like Home Depot, Ace Hardware and Lowes.

Competition

Garage door openers have been around for a while and there are a handful of companies who have smart garage door openers, however, according to our research, we are the first to have a HD touchscreen and support autonomous mode among many other unique features such as Timed Opening and Closing, Activity Log, Lockdown and more. As far as aesthetic and materials, we feel that ours is superior compared to the other garage opener system out there.

Liabilities and Litigation

Senclo has no outstanding litigation and is not aware of any threatened litigation.

The team

Officers and directors

Brian Hoang	CEO, Manager
Duc Tran	CDO
Diem To	COO
David Ou	CTO

Brian Hoang
A serial entrepreneur with background in engineering. Found and co-found 4 companies over the past 10 years in commercial property investment, retail, services, and most recently IoT. CEO, Manager SENCLO July 2016 - Present CTA TechHome Devision Board Member of Consumer Technology Association, Sep 2017 – Present. Co-Founder of C & E LLC, Aug 2015 – Present. Seattle, WA. Co-Founder & Managing Partner of West Principles Investment Group, Mar 2013 – Present. Seattle, WA. Co-Founder & Managing Partner of Hong Kong Market LLC, Nov 2008 – Present. Kent, WA. Hardware Design Engineer Intel Corporation, Jun 2005 – Dec 2016. Folsom, CA

Duc Tran
I have over 12 years of experience working on hardware and software engineering teams at companies such a Cray, Intel and Samsung. While working in the technology industry, I've always wanted to start something of my own so I cofounded Senclo. At Senclo, I am responsible for all aspects of product design which allows me to combine my passion for photography, art, and technology. CDO SENCLO July 2016 - Present Cray Inc. Dates EmployedSep 2016 – Present Employment Duration1 yr 8 mos Senior Design Verification Engineer Company Name Intel Corporation Dates EmployedDec 2014 – Jul 2016 Employment Duration1 yr 8 mos .

Diem To
I have always found joy in solving challenging problems and seeing the possibilities that code can transform into. With a deep interest in AI, I am currently pursuing a Masters in Computer Science at the University of Washington concentrating on Machine Learning. COO SENCLO July 2016 - Present System Validation Engineer

Intern Company Name Intel Corporation Dates Employe Jun 2015 – Dec 2015 Employment Duration7 mos LocationDupont, WA

David Ou
I am a software developer with 5+ years of experience in Android development and 10+ years of experience overall. I've shared my deep knowledge and experience in Android with a graduate-level class that I taught at the University of Washington. When I am not developing mobile apps, I can be found outdoors hiking or sweating away in a yoga studio. CTO SENCLO July 2016 - Present Android Developer Company NameHuman, Inc. Dates EmployedAug 2016 – Present Employment Duration1 yr 9 mos Software Developer Company NameLIFFFT Dates EmployedAug 2015 – Aug 2016 Employment Duration1 yr 1 mo Senior Software Development Engineer Company NameAIM Consulting Group Dates EmployedAug 2014 – Aug 2015 Employment Duration1 yr 1 mo

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our current or future products could have a latent design flaw or manufacturing defect** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established Garage Door Openers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Smart Garage Door Opener developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company.** If you are investing in this company, it's because you think the Fi Controller is a good idea, that we will be able to successfully market, manufacture and sell the Fi Controller, that we can price it right and sell

it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Fi has priced the product at a level that allows the company to make a profit and still attract business.
- **Key vendor risk** Right now we have contracts with Chinese vendors that produce our Screen and our PCB board. If for any reason they decide not to make them. We will have to find new vendors and this will cause a major delay.
- **Key Team Member Risk** We have key team members working on the majority of software and hardware architecture knowledge. If these engineers were to leave or otherwise discontinue work on the product, there would be a lengthy period of time to ramp up another engineer to the same product knowledge.
- **Large well capitalized competitors** There are large competitors, including those who are publicly traded, with vast resources and product distribution worldwide who could drive up the cost to acquire customers in paid channel beyond a point that is profitable to force smaller competitors out. The company has anticipated this and is focusing on partnerships as a result but there is still a risk that the portion of the new business growth assumptions associated with paid channel could be negatively impacted by an aggressive competitive move to drive up costs.
- **Running out of capital** If the company is unable to secure proper funding, resources will need to be cut, and eventually the company will run out of capital.
- **Our products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch our product and that it will be able to gain traction in the marketplace. It is possible that our product will fail to gain market acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **We may face product liability lawsuits** Our product has autonomous mode which if not used properly may cause the garage to close on someone or something. As sales and use of our product continue to grow, we my face product liability lawsuits from some customers who may be injured by the garage closing on them

or on their cars. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake product recall, or redesign the product. These costs could significantly reduct the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Senclo, thereby reducing the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Brian Hoang, 57.0% ownership, Membership Unit

Classes of securities

- Membership Units: 2,500,000

  Voting Rights *(of this security)*

  The holders of units of the Senclo's Membership Units are entitled to vote on all matters submitted to a vote of the members, including the election of directors.

  Distribution Rights

  Senclo has never paid a dividend and does not intend to pay distributions in the foreseeable future, which means that members may not receive any return on their investment from distributions.

  Rights to Receive Liquidation Distributions

  To date, Senclo has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until Senclo engages in a capital transaction.

Rights and Preferences

The rights, preferences and privileges of the holders of the Senclo's Membership Units are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of Membership Unit.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We launched a full line of universal smart garage controller products on Indiegogo in September of 2017 targeting both high-end and low-end market segment with Senclo Fi and Senclo Fi Mini. By the end of 2017, we were able to sell 78 of pre-order units with a total revenue of $12,118.92 for 2017.

Senclo Fi product line became available to consumers early February of 2018, we have sold 21 units on Amazon totally 4,099$ in product sales and spending $800 dollars on sponsored marketing campaigns. We have also sold 9 units on our website without any advertising. We are new on both platforms and we believe that with more reviews and marketing product sales will increase.

We have customers using our product across 50 States, Canada and Europe with overwhelmingly positive reviews from early customers giving a good indication of customer acceptance and satisfactory. We are pushing to expand our market into Middle East and Asia by making our product available to purchase from anywhere in the world through Amazon Store channels.

Financial Milestones

Revenue

Senclo has successfully self-funded to produce a total of 768 units in our first batch of production. We're projecting to completely sell all first batch units by the end of 2018 with an estimated revenue of $173,000. Second batch of production is anticipated to start in September of 2018 with the completion and arrival of product to the US by early November 2018 in time for holiday year end sale with the expected revenue to be

$224,967.60.

Sales team is in talk with several big retailers such as Amazon, Lowe's, and Home Depot to carry Senclo's product line in their stores. This will allow the product to be displayed in many big stores around the U.S. and expose it to a wider audience.

Engineering team is working on the next version of the App and Firmware, to be released by the end of April 2018, to bring more functionalities along with an attractive and intuitive User Interface and improve User Experience. This change will help current users as well as attract new users to our product line. We anticipate sales will be benefited from new software release as the result.

Cost of Sales

Senclo's cost of sale mainly comes from Amazon Exclusive program and it is between 15%-17% of the product retail price. We anticipate the cost of sale to decrease by bringing additional distribution channels.

Gross Margin

To date, a 1/3 of the units have been sold with $93,000 as profit. With the current trajectory, 2018 gross profit is projected to be $278,000. Production cost is expected to decrease in future orders due to higher manufacturing volume. Production yield will also play a big part in driving product cost down and being more competitive on pricing.

Expense

Senclo's expenses consist of, among other things, marketing and sales expenses, fees for professional services and patents, research and development expenses.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The Company believes that the funds from the private placement and this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

Indebtedness

Senclo is self funded and has no outstanding debt.

Recent offerings of securities

None

Valuation

$5,000,000.00

The valuation of the company is based managements observation of other funding rounds for early stage software and hardware companies as is publicly available through Crunchbase. For companies with product and any revenue, recent valuations ranged from $3M to $6M in our observation. This valuation also reflects the opinion of management and our advisors and should be be considered a fact as it is a subjective process for early stage companies.

USE OF PROCEEDS

	Offering Amount Sold(Min)	**Offering Amount Sold(Max)**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$1,000	$70,580
Marketing	$8,000	$15,000
Working Capital	$400	$15,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $10,000 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $500,000 that we project we will need in 2018 and 2019 to build on our successful marketing efforts of the past year.

Specifically, we intend to invest in digital and social media marketing, make improvements to our website, and explore highly targeted direct response television. Significantly increase focus on customer acquisition, strategy partnerships, and paid marketing channels as outlined in previous sections. Continued investment in engineering and product design which will drive new feature development, user-driven product enhancements, and product maintenance. Maintaining the outstanding level of support and customer success we current offer users as we grow the subscribers base by adding additional human resource and technology when needed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

Senclo will make annual reports available at www.senclo.com/support/annual_reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Senclo LLC

[See attached]

I, Brian Hoang, the Chief Executive Officer of SENCLO LLC hereby certify that the financial statements of SENCLO LLC and notes thereto for the periods ending 12/31/2016 and 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income lost of -$63.308 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/06/2018

_______________________________ (Signature)

_____________CEO____________ (Title)

__________04/06/2018________ (Date)

SENCLO, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

SENCLO, LLC
Index to Financial Statements
(unaudited)

SENCLO, LLC
BALANCE SHEETS
FOR THE YEARS ENDED 2016, AND 2017
(unaudited)

1:04 PM
04/06/18
Accrual Basis

Senclo LLC
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo Bank Senclo 8199	0.00
Total Checking/Savings	0.00
Total Current Assets	0.00
Other Assets	
Other Deposite	0.00
Total Other Assets	0.00
TOTAL ASSETS	**0.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	0.00
Total Current Liabilities	0.00
Total Liabilities	0.00
Equity	
Brian Equity	0.00
Mathew Equity	0.00
Opening Balance Equity	0.00
Retained Earnings	0.00
Net Income	0.00
Total Equity	0.00
TOTAL LIABILITIES & EQUITY	**0.00**

1:04 PM

04/06/18

Accrual Basis

Senclo LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo Bank Senclo 8199	29,232.29
Total Checking/Savings	29,232.29
Total Current Assets	29,232.29
Other Assets	
Other Deposite	-2,929.13
Total Other Assets	-2,929.13
TOTAL ASSETS	**26,303.16**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,206.00
Total Accounts Payable	2,206.00
Total Current Liabilities	2,206.00
Total Liabilities	2,206.00
Equity	
Brian Equity	105,000.00
Mathew Equity	40,000.00
Opening Balance Equity	46,000.00
Retained Earnings	-2,000.00
Net Income	-164,902.84
Total Equity	24,097.16
TOTAL LIABILITIES & EQUITY	**26,303.16**

SENCLO, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED 2016, AND 2017
(unaudited)

3:09 PM
04/05/18
Accrual Basis

Senclo LLC
Profit & Loss
January through December 2016

		Jan - Dec 16
Ordinary Income/Expense		
Income		
3000 Sales Revenue Income		0.00
Total Income		0.00
Gross Profit		0.00
Expense		
Advertisment and Promotion		0.00
Bank Service Charges		0.00
Business Licenses and Permits		0.00
Bussiness Travel		0.00
Computer and Internet Expenses		0.00
Cost of good sold		
Design Service Fee	0.00	
Cost of good sold - Other	0.00	
Total Cost of good sold		0.00
Total Expense		0.00
Net Ordinary Income		0.00
Net Income		0.00

3:09 PM
04/05/18
Accrual Basis

Senclo LLC
Profit & Loss
January through December 2017

		Jan - Dec 17
Ordinary Income/Expense		
Income		
3000 Sales Revenue Income		12,118.92
Total Income		12,118.92
Gross Profit		12,118.92
Expense		
Advertisment and Promotion		7,672.14
Bank Service Charges		225.00
Business Licenses and Permits		72.78
Bussiness Travel		1,172.00
Computer and Internet Expenses		10,900.00
Cost of good sold		
Design Service Fee	7,133.56	
Cost of good sold - Other	149,846.28	
Total Cost of good sold		156,979.84
Total Expense		177,021.76
Net Ordinary Income		-164,902.84
Net Income		**-164,902.84**

SENCLO, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 2016, AND 2017
(unaudited)

12:24 PM
04/06/18

Senclo LLC
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	0.00
Net cash provided by Operating Activities	0.00
INVESTING ACTIVITIES	
Other Deposite	0.00
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Brian Equity	0.00
Mathew Equity	0.00
Net cash provided by Financing Activities	0.00
Net cash increase for period	0.00
Cash at beginning of period	0.00
Cash at end of period	**0.00**

12:24 PM

04/06/18

Senclo LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-164,902.84
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	206.00
Net cash provided by Operating Activities	-164,696.84
INVESTING ACTIVITIES	
Other Deposite	2,929.13
Net cash provided by Investing Activities	2,929.13
FINANCING ACTIVITIES	
Brian Equity	105,000.00
Mathew Equity	40,000.00
Net cash provided by Financing Activities	145,000.00
Net cash increase for period	-16,767.71
Cash at beginning of period	46,000.00
Cash at end of period	**29,232.29**

SENCLO, LLC
STATEMENTS OF STOCKHOLDERS EQUITY
FOR THE YEARS ENDED 2016, AND 2017
(unaudited)

MEMEBER	MEMBER EQUITY	MEMBER EQUITY DEPOSIT
Brian Hoang	**57% Ownership (1,425,000 units)**	**$135,000**
Duc Tran	**10% Ownership (250,000 units)**	**$0**
Diem To	**10% Ownership (250,000 units)**	**$0**
Matthew Lam	**10% Ownership (250,000 units)**	**$65,000**
Thai Nguyen	**10% Ownership (250,000 units)**	**$0**
Ky To	**3% Ownership (75,000 units)**	**$0**
Total:	**100%**	**$200,000**

NOTE 1 – NATURE OF OPERATIONS

SENCLO LLC was formed on 07/28/2016 ("Inception") in the State of Washington The financial statements of SENCLO LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Renton, Washington.

SENCLO LLC is an Internet of Things (IoT) company design and manufacture consumer products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from online and department store sells. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

SENCLO LLC was self funded and has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Membership Unit is the only class of share with the majority owned by the founders.

NOTE 6 – RELATED PARTY TRANSACTIONS

There have been no party transactions during this time. Refer to OPA and amendment for equity ownership.

NOTE 7 – SUBSEQUENT EVENTS

There have been no events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SENCLO is pending **StartEngine Approval.**


70% Charged
SENCLO FI
now
Welcome home, admin! Opening garage...
Press for more

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Raised of $10K - $107K goal

SENCLO

Hands-Free Smart Garage Controller

Small OPO · Renton, WA · Consumer Products · Accepting International Investment

A Smart Garage Door Opener for Your Smart Home

Invest in Senclo


SENCLO

Have you ever gone on vacation and worried that you forgot to close your

when you're not at home? Smart devices fill our houses, yet many of us are still using old, plastic garage door openers from the 1970s. **These use less secure radio technology and they don't match our modern homes.**

There is a growing demand for smart home security and access control. Globally, in 2025, 10 percent of households will be smart homes.

With Senclo fī, **anyone can upgrade their old garage door opener to an autonomous controller that opens automatically** when you are pulling into the garage and allows you to control your garage door from anywhere in the world.

Senclo fī is the only **totally hands-free garage door opener** that uses **GeoLocation, Voice Control and Cloud Access**, making it the smartest garage door opener on the market.
Like Nest and Ring, Senclo fī has the **potential to become a household name**. We're seeking your investment to help make the **best automated garage door controller** on the market a natural extension of every smart home.

In just 2 months, Senclo fī was in over 100 households. 1000 are expected to be installed within 6 months.

The Offering

Investment
For the first 30 days: $1.60 / Unit
After 30 days: $2 / Unit
When you invest you are betting the company's future value will exceed $10M.

Perks
$500 — If you invest $500, you will receive will receive a Fi Mini.
$1,000 — If you invest $1,000, you will receive you will receive a Fi Controller.
$5,000 — If you invest $5,000, you will receive you will receive 2 Fi Controllers.
$10,000 — If you invest $10,000 you will receive you will receive all perks from the $5,000 level, plus an Senclo shop tour and dinner with the founders (travel and lodging not included).
**All perks occur after the offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"Our vision is to improve the quality of life by creating products that are smart, autonomous, and secured."

Brian Hoang

Founder

Your Smart Home, Your Smart Garage

Ring has made millions of dollars by having a smart doorbell at the front entrance. **However, most people don't go through their front door anymore.** They drive home, park their car in the garage, and go through their garage. With Senclo fī there's no searching for your garage opener late at night or fumbling with your phone. **Whether driving or biking, Senclo fī opens and closes your garage door autonomously. Additionally, it works with your Apple Watch.**

Our cloud-based infrastructure allows simultaneous system access and control anywhere, anytime from iOS or Android based mobile devices. Amazon bought Ring not just to let people in the front do, but to add greater security for their package deliveries. **With a smart garage you can open the garage door to put the packaged inside the garage instead of leaving it on the front door and without letting a stranger in your home to drop it off.**

Key Features

- Supports both iOS and Android devices
- Autonomous Operation
- Voice Control with Alexa and Google Assistant
- Instant Notications
- Apple Watch App
- Garage Temperature monitoring
- HD touchscreen
- Customizable Themes for HD touch screen
- Lockdown Capability
- Senclo fī not only opens automatically, you can easily grant access to visiting family members or friends from anywhere in the world.
- Senclo fī lets you create and stop guest accounts instantly, making it ideal for managing vacation rental properties like Airbnb and HomeAway


HST
G1 AUTO-CLOSING IN 5 MINS
SENCLO

The Passion: Quality, Elegance & Functionality

In 2016, a group of 6 professional engineers began researching home automation devices and realized that ***no one had developed a top-notch smart garage door opener.***

"Other products in the marketplace are poorly built and fail to offer the level of security and convenience today's consumers expect. That's why **we created a high-quality universal opener that turns almost any garage into a fully connected part of today's smart home.**"

Duc Tran

Co-founder

"We are inspired by companies like Nest, Ring, and Dyson, pioneers in high-end, high quality and well-designed products for modern homes. **We developed an elegant smart garage opener for people interested in innovation, security and convenience for their smart homes.**"

Brian Hoang

Founder

Senclo is *Changing the Game*

Smartest on the Market

- Senclo is the only smart garage controller with GeoLocation, Cloud Access, Temperature Control, HD Touchscreen, Vacation Lockdown, PostMeNote, Voice Control and SmartWatch Support.
- This is unlike plastic radio remotes, which have out-dated technology that makes them less secure compared to Senclo's smart garage opener system.

What the Press is Saying

- Since Senclo fī launched in February, it is already in over 100 households (in 2 months)! 1000 expected installed in 6 months.
- Senclo beat its Indigogo fund goal by raising 125% in their campaign!
- Senclo fī is on Amazon and Amazon Exclusive.

What the Press Is Saying...

"**Senclo is changing the game** for what you think a garage door opener should be. With Geo-Location automation and remote via cellphone. This is a game changer." Andrew Falcioni, Cerebral-Overload.

"Imagine using a virtual assistant like Siri or Amazon's Alexa to open or close the door, or **having the door open automatically when your car pulls into the driveway**.." Brian Bennet, CNET.

"Unsurprisingly, **security is the main focus** for many home users.." Cliff Joseph, ZDNet.

"In a world where connected devices will soon outnumber connected users six to one, **attention must be paid to the security of those connections**." Daniel Fisher, Forbes.

"Do I really need to be able to open my garage door from 200 miles away? The answer is, you may not need to, but **it sure can make life easier**." John Quain, DigitalTrends.

"..approach emphasizing integrated security solutions that **allow homeowners to manage and secure virtually every aspect of their home**." Dan Scalco, Entrepreneur.

"We love the GeoLocation Technology of the **FI Garage Door Opener!** " Dan Hartman, Tech SuperStars.

Meet Senclo fī


SENCLO
UNIVERSAL GARAGE OPENER
Smart Garage Controller
Settings
Door Lock
10:30
2017
Jan 15
SENCLO

Set Up in Three Easy Steps



Step 1

Install the Senclo fī Door Sensor & Controller using the provided manual or instructional tools.


SENCLO

Step 2

Connect the fī controller to your WiFi network and it will automatically configure & connect to the Senclo Cloud Network.



Step 3

Download the Senclo fī App from the Apple App Store or Google Play and enjoy a long list of unique features.

Bring the Future Home with Senclo fī

The future of home living is being **fully connected**, from your thermostat and lighting to your home security. Our mission is to make your home as fully automated as you want it to be. We've created a product that brings safety, security, and convenience to your life **without you having to think about it**.

Senclo fī for homeowners whom appreciate **automation, innovation, smart and simplistic well-designed technology**.

Best in Class

Only Senclo uses Phi, the Golden Ratio--considered the most beautiful ratio in art and architecture for centuries--to create its design.

Only Senclo fī has a modern aluminum enclosure, similar to the finish on a MacBook.

Only Senclo fī has a beautiful HD touch screen with comprehensive yet intuitive user interface.

Only Senclo fī uses an Ultra Sonic Sensor and GeoTechnology together to automate and secure your garage.

Only Senclo can connect, control, and monitor up to 3 garage doors.


Smart Garage Controller
10:30
SENCLO

What Devices are Supported?


SAMSUNG
NOKIA
SONY
lenovo
htc
ASUS
acer
ONEPLUS
amazon fire
GIONEE
XOLO
Panasonic
MEIZU
oppo
mi
LG
HUAWEI

Only Senclo fī lets you manage access from the Cloud.

“Thank you for your help getting the fī Mini installed today. **I am installing this for a 96-year-old lady who is using it with Alexa Voice Control to open and close her garage door to let her dogs in and out.** I got outstanding help with installation troubles from John today. Thank you all for a great product.”

Eric Wise from Oklahoma

$24 Billion	$53 Billion	$3.2 Billion	$1 Billion
Global smart-home market exceeded **$24 billion in 2016.**	And is forecast to soar to **$53 billion by 2022.**	In 2014, Google acquired Nest for **$3.2 billion in cash**.	Amazon buys Ring for **more than $1 Billion.**

The Future is Automated



10:30
SENCLO

North America is expected to be the largest market for smart home products. And, retails stores like Best Buy are starting expanding their space to showcase smart home devices.

According to **Zion Market Research**, the global smart home market is likely to grow at a CAGR (compounded annual growth rate) of 14.5% between 2017 and 2022 and reach $53.45 billion by 2022.

This is the best time for Senclo fī to enter the market. From **Business Insider**, "Homes around the world are going to become smarter and more connected over the next five years...We expect the devices to become more prevalent in the **next two years, when growth will peak.**"

From **Forbes**, "We are on the brink of a smart-home boon, with a growing number of consumers, **71%, expecting to see at least one smart-home device in every home by 2025**, according to a recent study by Intel Corporation. About 68% of those interviewed were confident that smart homes would become as common as smartphones within the next decade.

Meet Our Team



We are a start-up in the truest sense, a team of 6 engineers passionate about IoT. Our experienced developers worked for 15+ years for *Cray, Intel, Samsung*, and *AMD*.

2 years ago, we set out with the ambition to create a cloud infurstructure of smart sensoring devices. **We saw a need for home products that would evolve and adapt to our lifestyles.** Our vision was to create a device that would search for information autonomously, without us having to do any work, and seamlessly integrate into your lifestyle.

At Senclo we're **joining the connected home revolution**, creating products that are smarter and more exciting to have in the home.

Happy Customers

"After researching smart system garage openers available on the market, I decided to buy the Senclo fī. The features, the sleek stylish look of the controller, and the ease of installation were determining factors. This modern smart-system features a lockdown feature (for ie vacations), a 24/7 activity log, garage temperature, instant notification of garage access, an auto open/close feature, and more. This is a high quality product, which connects to your existing wifi system in your home. Being able to control the garage door from the Iphone (the Senclo app) is another **important "must" I had to have. I'd strongly recommend this product**".

Amazon Review

"This was a great finishing touch to my smart home. It works great and is so convenient to have the auto open and close feature. No more worrying if I forgot to close garage when I leave in a hurry. **You can't beat the overall ease of use, safety and peace of mind the Senclo opener will give you**. Very happy with product and highly recommend to anyone wanting to bring smart features to their garage to really secure your home."

Amazon Review



Invest in Senclo

We are confident that **there is no other garage door controller on the market that pairs outstanding functionality with clean, modern design.** Simply, in our estimation **this innovative and elegant device is an essential to the smart home market!**


Smart Garage Controller
64°F
START STOP ENGINE
LOG
SELECT
10:30 am 2017 Jan 15
SENCLO
Settings
Action Log

Join us, and ***become a Senclo investor today!***

June 2017

CNC Model Created

Complete CNC Model manufactured. Hardware and Final Firmware Tested

July 2017

Manufacturing Setup Begins

Mold Creation Started. Manufacturing Setup Started.

August 2017

Software V1.0

iOS & Android Version 1.0 Released and Available for Download

September 2017

Production Model Confirmed

PCB Mass Production Completed. Enclosures Confirmed and Completed.

October 2017

Freight Ship to U.S.

Parts shipped to U.S. for Final Assembly and Testing.

November 2017

Assembly & Testing

Hardware Assembly, Testing & Quality Assurance.

December 2017

Packaging & Shipping

Packaging Completed. Start Shipping to Pre-Order Customers

April 2018

Join StartEngine

Begin Campaign with StartEngine!

May 2018

App and Website Updated

Improving the UX experience on Senclo fi App and Website (ANTICIPATED)

In the Press

BuzzBuzzNews.us

ABNEWSWIRE

SHOW MORE

Meet Our Team



Brian Hoang

CEO, Manager

A serial entrepreneur with background in engineering. Found and co-found 4 companies over the past 10 years in commercial property investment, retail, services, and most recently IoT. CEO, Manager SENCLO July 2016 - Present CTA TechHome Devision Board Member of Consumer Technology Association, Sep 2017 – Present. Co-Founder of C & E LLC, Aug 2015 – Present. Seattle, WA. Co-Founder & Managing Partner of West Principles Investment Group, Mar 2013 – Present. Seattle, WA. Co-Founder & Managing Partner of Hong Kong Market LLC, Nov 2008 – Present. Kent, WA. Hardware Design Engineer Intel Corporation, Jun 2005 – Dec 2016. Folsom, CA



Duc Tran

CDO

I have over 12 years of experience working on hardware and software engineering teams at companies such a Cray, Intel and Samsung. While working in the technology industry, I've always wanted to start something of my own so I cofounded Senclo. At Senclo, I am responsible for all aspects of product design which allows me to combine my passion for photography, art, and technology. CDO SENCLO July 2016 - Present Cray Inc. Dates EmployedSep 2016 – Present Employment Duration1 yr 8 mos Senior Design Verification Engineer Company Name Intel Corporation Dates EmployedDec 2014 – Jul 2016 Employment Duration1 yr 8 mos .



Diem To

COO

I have always found joy in solving challenging problems and seeing the possibilities that code can transform into. With a deep interest in AI, I am currently pursuing a Masters in Computer Science at the University of Washington concentrating on Machine Learning. COO SENCLO July 2016 - Present System Validation Engineer Intern Company Name Intel Corporation Dates Employe Jun 2015 – Dec 2015 Employment Duration7 mos LocationDupont, WA



David Ou

CTO

I am a software developer with 5+ years of experience in Android development and 10+ years of experience overall. I've shared my deep knowledge and experience in Android with a graduate-level class that I taught at the University of Washington. When I am not developing mobile apps, I can be found outdoors hiking or sweating away in a yoga studio. CTO SENCLO July 2016 - Present Android Developer Company NameHuman, Inc. Dates EmployedAug 2016 – Present Employment Duration1 yr 9 mos Software Developer Company NameLIFFFT Dates EmployedAug 2015 – Aug 2016 Employment Duration1 yr 1 mo Senior Software Development Engineer Company NameAIM Consulting Group Dates EmployedAug 2014 – Aug 2015 Employment Duration1 yr 1 mo



Thai Nguyen

Software Developer

I'm very proficient Develop using Java, JSP, Postgres SQL, and Tomcat server. In my free time I like to play chess.



Niki Tran

Software Developer

Experienced in native Android development. Constantly learning and keeping up to date with changes in the Android community. Passionate in user experience and great design. Self-motivated and always ready for a good challenge.

Offering Summary

Maximum 66,875* units ($107,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 6,250 units ($10,000)

Company	Senclo LLC
Corporate Address	1012 N. 37th st Renton Wa 98056
Description of Business	Senclo is an IOT company based in Seattle, Washington that offers smart home technology to help automate your living experience
Type of Security Offered	Membership Unit
Purchase Price of Security Offered	**Initial 30 day period:** $1.60 / Unit **After 30 days:** $2 / Unit
Minimum Investment Amount (per investor)	**After 30 days:** $500.00

Perks*

$500+ If you invest $500, you will receive a Fi Mini.

$1,000+ If you invest $1000, you will receive a Fi Controller.

$5,000+ If you invest $5000, you will receive a Fi Controller.

$10,000+ If you invest $10,000, you will receive all perks from the $5,000 level, plus an Senclo shop tour and dinner with the founders (travel and lodging not included).

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Senclo will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 50 units at $2 / unit, you will receive 5 bonus units, meaning you'll own 55 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Video 1. SENCLO FI TRAILER

Text On screen " Easily Pair with Amazon Alexa"

Actor "Alexa Tell Fi to open the garage",

Alexa "Ok, Opening Garage"

Text On Screen "Voice Control from Anywhere"

Text On Screen "Fi Conveniently Pairs with Google Home, Easy to control your garage from anywhere"

Actor "Ok Google, Tell Fi to Open garage"

Google Assistant "OK, Opening garage"

Text On Screen "Fi Knows when you're arriving home, Convenient and Smart Hands free operation"

Text On Screen "Fi adapts to every aspect of your lifestyle"

Text On Screen "Conveniently Pairs with the apple watch"

Text On Screen "The Fi App is easy to use and on Android and IOS Devices"

Text On Screen "Open and close the garage from anywhere with just a swipe"

Video 2.

Text On Screen "The Fi App is easy to use and on Android and IOS Devices"

Text On Screen "Open and close the garage from anywhere with just a swipe"

Video 3. How to install and set the senclo fi garage controller.

Male voice. Welcome to Senclo. We're going to show you how to install the setup the Senclo Fi Garage Controller. Everything you need is in the box, the installation guide, wall mount, power supply, door sensor, wire and door sensor template. Installation is simple. You will, install the door sensor, install the Fi controller, Connect the wires and power it on. Let's get started, open the garage door fully, use the door sensor mounting template and place it against the rail approximately 2 inches away from the garage door, draw the holes at the mark spots using a drill that size 7/32 7 mm, then use the screws and butterfly nut provided to mount the door sensor securely, make sure the proximity holes point directly at the edge of the garage door. Closed the garage door, now unplug the power to the garage door. Now ,it's time to install the fi controller, remove the garage button and the cables connected to it , take note of which cables are positive and which are negative use the provided screws and drywall anchor if necessary to install the wall mount where the garage button used to be connected to positive and negative cables from the garage button into the wall mount ports label positive and negative. Tighten the screw to secure those cables place the Fi controller onto the wall bracket using the top latch on the mounting plate and slowly push the unit in the place secure use the screwdriver to tighten the screw at the bottom to lock the fire controller to the wall. Now it's time to connect the wires terminal and wires into the power module. Remove the positive and negative cable connected from the garage button and connect them to the positive and negative terminals on the power module . Now plug the trigger cables from the power module back into the support of the cables came from it doesn't matter which is plugged into which. Use the double-sided tape provided to mount power module and then plug in the ethernet cable next plug in the other side of the ethernet cable to the door sensor, Now it's time to power on. Plug the power supply into the back of the power module then plug in the garage door power and the fi controller or power ones. plug-in. You should see the door sensor light up the fire controller or start up. It will take you to the Wi-Fi screen be sure to have your network password handy and put the password into the Fi controller. Once connected to the Wi-Fi signal turn green, click on the open to open the garage. Thats it. if you need more help, please visit our support site at senclo.com/support. Thank you for watching.

Video 4. Meet the Founders

Brian talking.

Hello my name is Brian..

- We found Senclo about a year ago with the ambition to build a cloud infrastructure of smart sensor and device. Devices that will evolve and adapt to our daily life.
- Today, people accustomed to searching for information online and configured smart devices themselves to solve a certain purpose.
- [Let's imagine for a moment
    - You have that smart light switch for your front porch
    - Driving home at night
    - Reaching for the phone, unlock the phone, open up app, and tap the switch to turn on the light.
    - It's not very convenient and frankly a bit too much work]
- In the near future,
    - devices will search for information, Autonomously configure themselves,
    - communicate with other devices, and integrate seamlessly into your life style.
- At Senclo, we're taking steps to contribute and be part of smart device revolution. We're working on projects that make everyday things smarter, adapt to what you need to do and what you love to do.

Duc Speaking.

We really want to create something unique and special something that will be exciting about to have it home. So we studied at all aspects of the design, how it looks, how it feels, the material it's made out of, many designs they'll start off with initial sketch 3-D model and 3d printout and we test it out in the field, from those test we would figure out ways to optimize it and make it better. In mathematics phi is known as a golden ratio 1.618 often used in architectural design to create a esthetically pleasing design and structure, after many iterations we decide to apply Fi to one of our designs and we were ecstatic with the results. The ratio really gave it a clean and balanced appeasing look exactly what we're looking for. So we decided to keep that design and we named it fi.

Diem Speaking

We design “fi”, not only to control garage door from anywhere in the world Or for you to check on the garage door on your phone while at work. There's a lot more than that "fi" knows when you're coming home. At the moment your car arrives on your driveway, "fi" will automatically open the garage door without you doing anything or saying anything. We realize that voice control is an essential part of many smart homes. That's why we design "fi" to work with both Amazon Alexa and Google Home . "fi" also works with wearable devices such as Apple Watch, so when you bike home, you can open your garage with just a swipe of your finger. [There's no need to bring the bulky garage remote anymore.]These are just a few highlights from a long list of unique functions and features that "fi" offers. Now let me introduce our product line. This is the fi controller set. There are two devices in this set. The first one is the beautiful fi Controller. It has high quality built and HD touch screen. The touch screen can be controlled even when you’re wearing gloves or when your hands are wet. The second device is the fi sensor. Together, these two devices bring the most advanced technology to your garage. And here is our value set, the fi Mini. Without a screen, fi Mini can still perform its magic. For a lot less, you can get most functionalities that the fi Controller offers. The fi mobile app is available for both Android and iOS devices.

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Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT
OF
SENCLO, LLC
A WASHINGTON LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT ("Agreement") is entered into the **June 28th 2013**, by and between the following persons:

1. Brian Hoang
2. Duc Tran
3. Thai Nguyen
4. Diem To
5. Matthew Lam

FOR VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant, contract and agree as follows:

ARTICLE I
FORMATION OF LIMITED LIABILITY COMPANY

1. Formation of LLC. The Parties have formed a Washington limited liability company named SENCLO, LLC. The operation of the LLC shall be governed by the terms of this Agreement and the provisions of the Washington Limited Liability Company Act (Revised Code of Washington, Title 25, Chapter 25.15) hereinafter referred to as the "Act". To the extent permitted by the Act, the terms and provisions of this Agreement shall control if there is a conflict between such Law and this Agreement. The Parties intend that the LLC shall be taxed as a partnership. Any provisions of this Agreement, if any, that may cause the LLC not to be taxed as a partnership shall be inoperative.

2. Certificate of Formation. The Members filed a Certificate of Formation, ("Certificate") for record in the office of the Washington Secretary of State on June, thereby creating the LLC.

3. Business. The business of the LLC shall be to research and develop technology and product or promote any lawful businesses or purposes within Washington State or any other jurisdiction which a limited liability company is legally allowed to conduct or promote.

4. Registered Office and Registered Agent. The registered office and place of business of the LLC shall be 1012 N. 37th ST. Renton, WA 98056 and the registered agent at such office shall be Brian Hoang. The Members may change the registered office and/or registered agent from time to time.

5. Duration. The LLC will commence business as of the date of filing and will continue in perpetuity.

6. Fiscal Year. The LLC's fiscal and tax year shall end December 31.

ARTICLE II
MEMBERS

7. Initial Members. The initial members of Senclo LLC, their initial capital contributions, and their initial percentage interest in the LLC are:

Initial Members	Percentage Interest in LLC	Estimate Capital Contribution
Brian Hoang	[1]Prorate from 60%	$40,000
Duc Tran	[1]Prorate up to 10%	$0
Thai Nguyen	[1]Prorate up to 10%	$0
Diem To	[1]Prorate up to 10%	$0
Matthew Lam	10%	$20,000

Note: [1]Prorate up to, see Technical Member description in Article IV.

9. Additional Members. New members may be admitted only upon the consent of the majority members and upon compliance with the provisions of this agreement.

ARTICLE III
MEMBER CLASSIFICATION & LLC MANAGEMENT

9. Member Classification & Management

(a) Member Type. There are three types of members:

Investor. Member who is not obligated to involve in technical and technology development of the LLC. Investor Member shall fully responsible for financial contribution based on terms defined.

Technical Member. Technical Members are the co-founder of the company whom chose not to involve in initial financial contribution. Technical Member shall involve and responsible for product and technology development of the LLC based on terms defined in this agreement.

Founder. Member who shall be responsible for both technical and financial contribution based on terms defined in this agreement and assume all undefined terms by default.

Initial Members	Member Type
Brian Hoang	Founder
Duc Tran	Technical Member (Co-Founder)
Thai Nguyen	Technical Member (Co-Founder)
Diem To	Technical Member (Co-Founder)
Matthew Lam	Investor

(b) Management. The management of the LLC shall be vested in the Members with an appointed manager. The members may elect officers who shall manage the company.

ARTICLE IV
CONTRIBUTIONS, PROFITS, LOSSES, AND DISTRIBUTIONS

10. Interest of Members. Each Member shall own a percentage interest (sometimes referred to as a share) in the LLC. The Member's percentage interest shall be based on the amount of cash and/or technical contribution as defined in this agreement and that percentage interest shall control the Member's share of the profits, losses, and distributions of the LLC.

11. Capital Contribution. The initial contributions and initial percentage interest of the Members are as set out in this Agreement.

12. Prorate Interest. Member whom participate in development of a product shall receive up to 10% of LLC interest in exchange for technical contribution of minimum 20 hours per week for 24 months which equivalent to no less than 2080 hours total. At the end of 24 months, starting from the agreement sign date, the unvested interest shall expired. Technical Member shall maintain the ownership of vested interest. The unvested interest shall be used to reward technical contributors whom has successfully completed requirements. Majority members can vote on reward system to distribute unvested interest. The contribution from Technical Member must be measurable and applicable to developing company product. The vesting of interest shall prorate to the amount based on the number of hours spent working on a product in respect to the total amount of hours required. For example, a successful Technical Member who spent 100 hours developing the product shall earn 4.8% of total prorated interest stated in Article II.

(a) Prorate To. Referring to respective portion up to a fixed percentage.
(b) Prorate From. Referring to respective portion starting from a fixed percentage.

13. Additional Financial Contributions. Only a majority of the Members of the LLC may call on the Members to make additional cash contributions as may be necessary to carry on the LLC's business. The amount of any additional cash contribution shall be based on the Member's then existing percentage interest. To the extent a Member is unable to meet a cash call, the other Members can contribute the unmet call on a pro rata basis based on the Members'

percentage interests at that time, and the percentage interest of each Member will be adjusted accordingly.

Technical Member shall not be held responsible for additional financial contributions until after they have vested 100% of reward interest. During which time, Founder and Investor shall cover the additional contribution required base on their initial contribution ratio.

14. Record of Contributions/Percentage Interests. This Agreement, any amendment(s) to this Agreement, and all Resolutions of the Members of the LLC shall constitute the record of the Members of the LLC and of their respective interest therein.

15. Profits and Losses. The profits and losses and all other tax attributes of the LLC shall be allocated among the Members on the basis of the Members' percentage interests in the LLC, as defined under Distributions below.

16. Distributions. Distributions of cash or other assets of the LLC (other than in dissolution of the LLC) shall be made at the conclusion of each fiscal year. Profits are distributed to Members based on the percent ownership summarized above after deducted all operating expenses. Members may choose to leave portions of their profit in the LLC in proportion with their respective interest therein.

17. Change in Interests. If during any year there is a change in a Member's percentage interest, the Member's share of profits and losses and distributions in that year shall be determined under a method which takes into account the varying interests during the year.

ARTICLE V
INTELLECTUAL PROPERTIES, PROPERTY OWNERSHIP

18. Intellectual Property & Confidentiality.

(a) Technical contribution from a member leading up to the development of a technology, methodology, innovation during development of a product is an intellectual property of the LLC and exclusively owned by the LLC.

(b) Intellectual Property and Technology developed by the LLC is proprietary information and shall be kept strictly confidential at all time including after dissociation.

19. Physical Property. Property purchased by the LLC is exclusively owned by the LLC.

ARTICLE V
VOTING; CONSENT TO ACTION

20. Voting by Members. Members shall be entitled to vote on all matters which provide for a vote of the Members in accordance with each Member’s percentage interest.

21. Majority Required. Except as otherwise provided and delegated to the Officers or Managers, a majority of the Members, based upon their percentage ownership, is required for any action.

22. Meetings - Written Consent. Action of the Members or Officers may be accomplished with or without a meeting. If a meeting is held, evidence of the action shall be by Minutes or Resolution reflecting the action of the Meeting, signed by a majority of the Members. Action without a meeting may be evidenced by a written consent signed by a majority of the Members.

23. Meetings. Meetings of the Members may be called by any Member owning 10% or more of the LLC, or, if Managers were selected, by any Manager of the LLC, or if Officers were elected, by any officer.

24. Majority Defined. As used throughout this agreement the term "Majority" of the Members shall mean a majority of the ownership interest of the LLC as determined by the records of the LLC on the date of the action.

ARTICLE VI
DUTIES AND LIMITATION OF LIABILITY MEMBERS, OFFICERS, AND PERSONS SERVING ON ADVISORY COMMITTEES; INDEMNIFICATION

25. Duties of Members: Limitation of Liability. The Members, Managers and officers shall perform their duties in good faith, in a manner they reasonably believe to be in the best interests of the LLC, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. No Member or officer, by reason of being or having been a Member or officer, shall be liable to the LLC or to any other Member or officer for any loss or damage sustained by the LLC or any other Member or officer unless the loss or damage shall have been the result of fraud, deceit, gross negligence, willful misconduct, or a wrongful taking by that Member or officer.

26. Members Have No Exclusive Duty to LLC. The Members shall not be required to participate in the LLC as their sole and exclusive business. Members may have other business interests and may participate in other investments or activities in addition to those relating to the LLC. No Member shall incur liability to the LLC or to any other Member by reason of participating in any such other business, investment or activity.

27. Protection of Members and Officers.

(a) As used herein, the term "Protected Party" refers to the Members and officers of the Company.

(b) To the extent that, at law or in equity, a Protected Party has duties (including fiduciary duties) and liabilities relating thereto to the LLC or to any other Protected Party, a Protected Party acting under this Agreement shall not be liable to the LLC or to any other Protected Party for good faith reliance on:

(i) the provisions of this Agreement;

(ii) the records of the LLC; and/or

(iii) such information, opinions, reports or statements presented to the LLC by any person as to matters the Protected Party reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the LLC.

(c) The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Protected Party to the LLC or to any other Protected Party otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Protected Party.

28. Indemnification and Insurance.

(a) Right to Indemnification.

(i) Any person who is or was a member or officer of the LLC and who is or may be a party to any civil action because of his/her participation in or with the LLC, and who acted in good faith and in a manner which he/she reasonably believed to be in, or not opposed to, the best interests of the LLC may be indemnified and held harmless by the LLC.

(ii) Any person who is or was a member or officer of the LLC and who is or may be a party to any criminal action because of his/her participation in or with the LLC, and who acted in good faith and had reasonable cause to believe that the act or omission was lawful, may be indemnified and held harmless by the LLC.

(b) Advancement of Expenses. Expenses (including attorney's fees) incurred by an indemnified person in defending any proceeding shall be paid in advance of the proceedings conclusion. Should the indemnified member or officer ultimately be determined to not be entitled to indemnification, that member or officer agrees to immediately repay to LLC all funds expended by the LLC on behalf of the member or officer.

(c) Non-Exclusivity of Rights. The right to indemnification and payment of fees and expenses conferred in this section shall not be exclusive of any right which any person may have or hereafter acquire under any statute, provision of this Agreement, contract, agreement, vote of Members or otherwise. The Members and officers are expressly authorized to adopt and enter into indemnification agreements for Members and officers.

(d) Insurance. The Members may cause the LLC to purchase and maintain insurance for the LLC, for its Members and officers, and/or on behalf of any third party or parties whom the members might determine should be entitled to such insurance coverage.

(e) Effect of Amendment. No amendment, repeal or modification of this Article shall adversely affect any rights hereunder with respect to any action or omission occurring prior to the date when such amendment, repeal or modification became effective.

ARTICLE VII
MEMBERS INTEREST TERMINATED

29. Termination of Membership. A Member's interest in the LLC shall cease upon the occurrence of one or more of the following events:

(a) A Member provided notice of withdrawal to the LLC thirty (30) days in advance of the withdrawal date. Withdrawal by a Member is not a breach of this Agreement

(b) A Member assigns all of his/her interest to a qualified third party.

(c) A Member dies.

(d) There is an entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage his/her person or his/her estate.

(e) A Member, without the consent of a majority of the Members: (1) makes an assignment for the benefit of creditors; (2) files a voluntary petition in bankruptcy; (3) is adjudicated a bankrupt or insolvent; (4) files a petition or answer seeking for himself any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation; (5) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him in any proceeding of the nature described in this paragraph; (6) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or of all or any substantial part of his properties; or (7) if any creditor permitted by law to do so should commence foreclosure or take any other action to seize or sell any Member's interest in the LLC.

(f) If within one hundred twenty (120) days after the commencement of any action against a Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, the action has not been dismissed and/or has not been consented to by a majority of the members.

(g) If for any reason a member no longer able or willing to contribute the amount of time set forth to work and contribute to the LLC will lose the 10% interested given for technical contribution 30 days after written notification letter signed by majority members.

(h) Any of the events provided in applicable code provisions that are not inconsistent with the dissociation events identified above.

30. Effect of Dissociation. Any dissociated Member shall not be entitled to receive the fair value of his LLC interest solely by virtue of his dissociation. A dissociated Member that still have vested interest in the LLC shall be entitled to continue to receive such profits and losses, to receive such distribution or distributions, and to receive such allocations of income, gain, loss, deduction, credit or similar items to which he would have been entitled if still a Member. For all other purposes, a dissociated Member shall no longer be considered a Member and shall have no rights of a Member. **A dissociated Member shall give up all rights to any Intellectual Property developed or involved in development with the LLC**. If the dissociated Member is at Technical Member with unvested interest, then the unvested interest shall be distributed to the rest of the Technical Members base on the ratio of their vested interest.

31. Disintegrate. In the event of LLC disintegration, All assesses will be liquidated and divided up to all member based on their respective vested interest.

ARTICLE VIII
RESTRICTIONS ON TRANSFERABILITY OF LLC INTEREST; SET PRICE FOR LLC INTEREST

32. LLC Interest. The LLC interest is personal property. A Member has no interest in property owned by the LLC.

33. Encumbrance. A Member can encumber his LLC interest by a security interest or other form of collateral only with the unanimous consent of the other Members.

34. Sale of Interest. No Member can sell his LLC interest without unanimous consent of all Members. Interest from technical contribution cannot be sold as it is an award for a measurable constant contribution from the member.

(a) If a Member desires to sell his/her interest, in whole or in part, he/she shall give written notice to the LLC of his desire to sell all or part of his/her interest and must first offer the interest to the LLC. The LLC shall have the option to buy the offered interest at the then existing Set Price as provided in this Agreement. The LLC shall have thirty (30) days from the receipt of the assigning Member's notice to give the assigning Member written notice of its intention to buy all, some, or none of the offered interest. The decision to buy shall be made by a majority of the other Members. Closing on the sale shall occur within sixty (60) days from the date that the LLC gives written notice of its intention to buy. The purchase price shall be paid in cash at closing. The interest value is determined by current market appraisal.

(b) To the extent the LLC does not buy the offered interest of the selling Member, the other Members shall have the option to buy the offered interest at the Set Price on a pro rata basis based on the Members' percentage interests at that time. If Member does not desire to buy up to his/her proportional part, the other Members can buy the remaining interest on the same pro rata basis. Members shall have fifteen (15) days from the date the LLC gives its written notice to the selling Member to give the selling Member notice in writing of their intention to buy all, some, or none of the offered interest. Closing on the sales shall occur within sixty (60) days from the date that the Members give written notice of their intention to buy. The purchase price from each purchasing Member shall be paid in cash at closing.

(c) To the extent the LLC or the Members do not buy the offered interest, the selling Member can then assign the interest to a non-member that has been approved by all other Members. The selling Member must close on the assignment within ninety (90) days of the date that he gave notice to the LLC. If he does not close by that time, he must again give the notice and options to the LLC and the LLC Members before he sells the interest.

(d) The selling Member must close on the assignment within ninety (90) days of the date that he gave notice to the LLC. If he does not close by that time, he must again give the notice and options to the LLC and the LLC Members before he sells the interest.

(e) A non-member purchaser of a member's interest cannot exercise any rights of a Member unless a majority of the non-selling Members consent to him becoming a Member. The non-member purchaser will be entitled, however, to share in such profits and losses, to receive such distributions, and to receive such allocation of income, gain, loss, deduction, credit or similar items to which the selling member would be entitled, to the extent of the interest assigned, and will be subject to calls for contributions under the terms of this Agreement. The purchaser, by purchasing the selling member's interest, agrees to be subject to all the terms of this Agreement as if he were a Member.

35. Set Price. The Set Price for purposes of this Agreement shall be the price fixed by consent of a majority of the Members. The Set Price shall be memorialized and made a part of the LLC records. The initial Set Price for each Member's interest is the amount of the Member's contribution(s) to the LLC as provided above, as updated in accordance with the terms hereof. Any future changes in the Set Price by the Members shall be based upon net equity in the assets of the LLC (fair market value of the assets less outstanding indebtedness), considering the most recent appraisal obtained by the LLC for its assets, as may be adjusted by the Members in their discretion. The initial Set Price shall be adjusted upon demand by a Member but not more than once a year unless all Members consent. This basis for determining the Set Price shall remain in effect until changed by consent of a majority of the Members. The Members will consider revising the basis for determining the Set Price at least annually.

ARTICLE IX
OBLIGATION TO SELL ON A DISSOCIATION EVENT CONCERNING A MEMBER

36. Dissociation Sale. Except as otherwise provided, upon the occurrence of a dissociation event with respect to a Member, the LLC and the remaining Members shall have the option to purchase the dissociated Member's interest at the Set Price in the same manner as provided in ARTICLE VIII and as if the dissociated Member had notified the LLC of his desire to sell all of his LLC interest. The date the LLC received the notice as provided in ARTICLE VIII triggering the options shall be deemed to be the date that the LLC receives actual notice of the dissociation event.

ARTICLE X
DISSOLUTION

37. Termination of LLC. The LLC will be dissolved and its affairs must be wound up only upon the written consent of a majority of the Members.

38. Final Distributions. Upon the winding up of the LLC, the assets must be distributed as follows: (a) to the LLC creditors; (b) to Members in satisfaction of liabilities for distributions; and (c) to Members first for the return of their contributions and secondly respecting their LLC interest, in the proportions in which the Members share in profits and losses.

ARTICLE XI
TAX MATTERS

39. Capital Accounts. Capital accounts shall be maintained consistent with Internal Revenue Code § 704 and the regulations thereunder.

40. Partnership Election. The Members elect that the LLC be taxed as a single member LLC sole proprietorship and not as an association taxable as a partnership or corporation.

ARTICLE XII
RECORDS AND INFORMATION

41. Records and Inspection. The LLC shall maintain at its place of business the Certificate of Formation, any amendments thereto, this Agreement, and all other LLC records required to be kept by the Act, and the same shall be subject to inspection and copying at the reasonable request, and the expense, of any Member.

42. Obtaining Additional Information. Subject to reasonable standards, each Member may obtain from the LLC from time to time upon reasonable demand for any purpose reasonably related to the Member's interest as a Member in the LLC: (1) information regarding the state of the business and financial condition of the LLC; (2) promptly after becoming available, a copy of the LLC's federal, state, and local income tax returns for each year; and (3) other information regarding the affairs of the LLC as is just and reasonable.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

43. Amendment. Except as otherwise provided in this Agreement, any amendment to this Agreement may be proposed by a Member. Unless waived by the Members, the proposing Member shall submit to the Members any such proposed amendment together with an opinion of counsel as to the legality of such amendment and the recommendation of the Member as to its adoption. A proposed amendment shall become effective at such time as it has been approved in writing by a majority of the Members. This Agreement may not be amended nor may any rights hereunder be waived except by an instrument in writing signed by the party sought to be charged with such amendment or waiver, except as otherwise provided in this Agreement.

44. Applicable Law. To the extent permitted by law, this Agreement shall be construed in accordance with and governed by the laws of the State of Washington.

45. Pronouns, Etc. References to a Member or Manager, including by use of a pronoun, shall be deemed to include masculine, feminine, singular, plural, individuals, partnerships or corporations where applicable.

46. Counterparts. This instrument may be executed in any number of counterparts each of which shall be considered an original.

47. Specific Performance. Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the non-breaching Members may be entitled, at law or in equity, the non-breaching Members shall be entitled to injunctive relief to prevent breaches of this Agreement and, specifically, to enforce the terms and provisions of this Agreement in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

48. Further Action. Each Member, upon the request of the LLC, agrees to perform all further acts and to execute, acknowledge and deliver any documents which may be necessary, appropriate, or desirable to carry out the provisions of this Agreement.

49. Method of Notices. All written notices required or permitted by this Agreement shall be hand delivered or sent by registered or certified mail, postage prepaid, addressed to the LLC at its place of business or to a Member as set forth on the Member's signature page of this Agreement (except that any Member may from time to time give notice changing his address for that purpose), and shall be effective when personally delivered or, if mailed, on the date set forth on the receipt of registered or certified mail.

50. Facsimiles. For purposes of this Agreement, any copy, facsimile, telecommunication or other reliable reproduction of a writing, transmission or signature may be substituted or used in lieu of the original writing, transmission or signature for any and all purposes for which the original writing, transmission or signature could be used, provided that such copy, facsimile telecommunication or other reproduction shall have been confirmed received by the sending Party.

51. Computation of Time. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

WHEREFORE, the Parties have executed this Agreement on the dates stated below their signatures on the attached signature page for each individual Party.

NOTICE: EACH MEMBER HEREBY CERTIFIES THAT HE OR SHE HAS RECEIVED A COPY OF THIS OPERATING AGREEMENT AND FORMATION DOCUMENT OF CENTRAL PARK SOUTH, LLC, A WASHINGTON LIMITED LIABILITY COMPANY. EACH MEMBER REALIZES THAT AN INVESTMENT IN THIS COMPANY IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISK. EACH MEMBER IS AWARE AND CONSENTS TO THE FACT THAT THE INTERESTS IN THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY SECURITIES ACT OF THE STATE OF WASHINGTON. EACH MEMBER AGREES TO BE BOUND BY ALL OF THE TERMS AND CONDITIONS OF THIS AGREEMENT AND THE FORMATION CERTIFICATE OR ARTICLES.

LLC Initial Members:

____ Date: ____/____/____
Brian Hoang
1012 N. 37th St.
Renton, WA 98056

____ Date: ____/____/____
Duc Tran
921 S 117 place
Seattle, Wa 98168

____ Date: ____/____/____
Thai Nguyen
14002 43rd Ave S.
Tukwila, WA 98168

____ Date: ____/____/____
Diem To
1012 N. 37th St.
Renton, WA 98056

____ Date: ____/____/____
Matthew Lam
2606 Salerno Place
Cedar Park, TX 78613

OPERATING AGREEMENT AMENDMENT

OF

SENCLO, LLC

A WASHINGTON LIMITED LIABILITY COMPANY

THIS AGREEMENT made effective as of **April 5th, 2018** among the **Owners of SENCLO, LLC**, a Limited Liability Company registered and operating in the State of Washington under UBI#604015908.

FOR VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledge and agree as follow:

WHEREIN said Operating Agreement of Senclo LLC filed with the State of Washington on July 7th, 2016. This amendment shall be on the same terms and conditions as contained in the original Agreement and as if set forth herein excepting that and addition to.

ARTICLE II. MEMBERS.

Whereas change of context highlighted in Bold.

Initial Members	Percentage Interest in LLC	**Membership Unit**
Brian Hoang	**57%**	**1,425,000**
Duc Tran	10%	**250,000**
Thai Nguyen	10%	**250,000**
Diem To	10%	**250,000**
Matthew Lam	10%	**250,000**
Ky To	**3%**	**75,000**

This amendment will convert from equity ownership percentage to Membership Unit of two million and five hundred thousand (2,500,000) outstanding units.

ARTICLE III. MEMBER CLASSIFICTION & LLC MANAGEMENT

Whereas change of context highlighted in Bold.

Initial Members	Member Type
Brian Hoang	**Founder**
Duc Tran	**Founder**
Thai Nguyen	**Founder**
Diem To	**Founder**
Matthew Lam	**Founder**
Ky To	**Founder**

ARTICLE IV. CONTRIBUTIONS, PROFITS, LOSSES, AND DISTRIBUTIONS

The following Technical Members have successfully completed their work and have fully vested the Membership Units amended in Article II.

- Duc Tran
- Diem To
- Thai Nguyen
- Ky To

WHEREFORE, the Parties have executed this Agreement on the dates stated below their signatures on the attached signature page for each individual Party. NOTICE: EACH MEMBER HEREBY CERTIFIES THAT HE OR SHE HAS RECEIVED A COPY OF THIS OPERATING AGREEMENT AND FORMATION DOCUMENT OF CENTRAL PARK SOUTH, LLC, A WASHINGTON LIMITED LIABILITY COMPANY. EACH MEMBER REALIZES THAT AN INVESTMENT IN THIS COMPANY IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISK. EACH MEMBER IS AWARE AND CONSENTS TO THE FACT THAT THE INTERESTS IN THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY SECURITIES ACT OF THE STATE OF WASHINGTON. EACH MEMBER AGREES TO BE BOUND BY ALL THE TERMS AND CONDITIONS OF THIS AGREEMENT AND THE FORMATION CERTIFICATE OR ARTICLES.

____Date: __04/06/2018___

Brian Hoang
1012 N. 37th St.
Renton, WA 98056

____Date: __04/06/2018____

Duc Tran
921 S 117 place
Seattle, Wa 98168

____Date: ___04/06/2018___

Thai Nguyen
14002 43rd Ave S.
Tukwila, WA 98168

____Date: ___04/06/2018___

Diem To
1012 N. 37th St.
Renton, WA 98056

____Date: ___04/06/2018___

Matthew Lam
2606 Salerno Place
Cedar Park, TX 78613

____Date: ___04/06/2018___

Ky To
1012 N. 37th St.
Renton, WA 98056